Exhibit 99.3

STATE OF INDIANA	)	IN KOSCIUSKI CIRCUIT COURT
) SS
COUNTY OF KOSCIUSKO	)	CAUSE NO: 43C01-1409-PL-93

Resolution Partners on Behalf of Itself and All Others Similarly Situated,

Plaintiff,

v.

Thomas J. Sullivan, Craig B. Reynolds, Robert G. Deuster, James S. Burns, Francis T. Nusspickel, John S. Krelle, Symmetry Medical, Inc. Genstar Capital LLC, Tecomet Inc., TecoStar Holdings, Inc. and TecoSym Inc.

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Jury Trial Demanded

class action complaint

Plaintiff, by its attorneys, alleges as and for its class action complaint, upon personal knowledge as to itself and its own acts, and as to all other matters upon information and belief derived from, inter alia, a review of documents filed with the Securities and Exchange Commission (“SEC”), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles, as follows:

NATURE OF THE ACTION

1.          This is a shareholder class action (the “Action”) brought by a shareholder of Symmetry Medical, Inc. (“SMI” or the “Company”) against SMI and the members of its board of directors (the “Individual Defendants” or the “Board”) as well as Genstar Capital LLC (“Genstar”), Genstar’s portfolio company Tecomet Inc., and its affiliates TecoStar Holdings, Inc. and TecoSym Inc. (Tecomet Inc., TecoStarHoldings, Inc. and TecoSym Inc. are hereinafter collectively referred to as “Tecomet”). The Action challenges Defendants’ actions in causing the Company to agree to a series of transactions in pursuit of their own self-interests to the detriment of SMI’s public shareholders. In this regard, the Company’s Board, led by SMI’s President and Chief Executive Officer (“CEO”) Mr. Sullivan, caused SMI to (i) enter into an agreement to sell its original equipment manufacturing solutions business (the “OEM Solutions Business”) to Tecomet (the “Sale Agreement”), and (ii) simultaneously spin off SMI’s surgical supply business (the “Symmetry Surgical Business’’) creating a new company, Symmetry Surgical Inc. (“Symmetry Surgical”), and distributing shares of the new company to SMI’s existing shareholders (the “Spin-Off and, together with the Sale Agreement, the “Transactions”). Pursuant to the Transactions, for every share of SMI common stock held, a shareholder will receive (i) one quarter of a share of Symmetry Surgical’s common stock, plus (ii) $7.50 cash. As further alleged below, Mr. Sullivan and each of the Company’s other directors were motivated by the extensive cash payments and other benefits such as employment with Symmetry Surgical following consummation of the Transactions ̵ that each is receiving in connection with the Transactions ̵ benefits none of them would receive at this time absent the Transactions.

2.          The Action also challenges Defendants’ actions in concealing material information from Plaintiff and SMI’s other public shareholders in the September 8, 2014 proxy statement (the “Proxy Statement”) that SMI’s directors caused the Company to file with the SEC and made available via the SEC’s website to SMI’s shareholders in connection with soliciting shareholder voles on the Transactions (the “Proxy Statement”).

JURISDICTION

3.          This Court has jurisdiction over this action because SMI is headquartered in this state and county and because the improper conduct alleged in this Complaint occurred in and/or was directed at Indiana. Additionally, the Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

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4.          Venue is proper in this Court pursuant to Trial Rule 75 because SMI’s principal executive offices are located in this state and county.

5.          This action challenges the internal affairs or governance of SMI and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

PARTIES

6.          Plaintiff Resolution Partners has owned shares of SMI’s common stock since July 2011.

7.          Defendant SMI is a corporation incorporated in Delaware, but headquartered at 3724 North State Road 15, Warsaw, Indiana 46582. SMI is a leading global source of surgical instruments, orthopedic medical devices and aerospace components. SMI’s common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “SMA.” Symmetry Surgical is currently a wholly-owned subsidiary of SMI. This Court has jurisdiction over SMI because it is headquartered in this county and state and because the Company’s wrongful acts challenged in this complaint were directed toward this state and county.

8.          Defendant Thomas J. Sullivan (“Mr. Sullivan”) has served as President, CEO and as a member of the Company’s Board since 2011. In connection with consummation of the Transactions, Mr. Sullivan will be entitled to receive: (i) a lump sum severance payment of $2,000,000.00, (ii) a cash payment of $1,626,707.00 for his accelerated equity awards ($546,000.00 for his accelerated SMI stock options and $1,080,707.00 for his accelerated SMI restricted shares), and (iii) a right to indemnification for ail acts or omissions occurring prior to consummation of the Transactions. Further, it is expected that Mr. Sullivan will be a director and CEO of Symmetry Surgical following the completion of the Spin-Off and, as such, will be entitled to receive an annual base salary7 of $500,000.00 and will be granted equity and equity based awards in connection with or following the completion of the Transactions, including a grant of restricted stock valued at $4,374,000.00. This Court has jurisdiction over Mr. Sullivan because SMI is headquartered in this state and county and because Mr. Sullivan’s wrongful acts challenged in this Action were directed toward this state and county.

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9.          Defendant Craig B. Reynolds (“Mr. Reynolds”) has served as a director of the Company since 2008 and as Chairman of the Board since 2009. In connection with consummation of the Transactions, Mr. Reynolds will be entitled to receive: (i) a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock; (ii) employment as Chairman of the Board of Symmetry Surgical, for which he will receive (a) an annual cash retainer of $80,000.00 (an annual cash retainer of $30,000.00 and an annual cash payment for serving as Chairman of the board) and (b) an annual grant of restricted stock valued at $140,000.00; and (iii) a right to indemnification for all acts or omissions occurring prior to consummation of the Transactions. This Court has jurisdiction over Mr. Reynolds because SMI is headquartered in this state and county and because Mr. Sullivan’s wrongful acts challenged in this Action were directed toward this state and county.

10.         Defendant Robert G. Deuster (“Mr. Deuster”) has served as a director of the Company since 2009. In connection with consummation of the Transactions, Mr. Deuster will be entitled to receive: (i) a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock; (ii) employment as a director of Symmetry Surgical, for which he will receive (a) an annual cash payments totaling $47,000.00 (an annual cash retainer of $30,000.00, an annual cash payment of $10,000.00 for serving as Chairman of the Compensation and Organizational Committee, an annual cash payment of $5,000.00 for serving as a member of the Audit Committee and an annual cash payment of $2,000.00 for serving a member of the Governance and Nominating Committee) and (b) an annual grant of restricted stock valued at $140,000.00, and (iii) a right to indemnification for all acts or omissions occurring prior to consummation of the Transactions. This Court has jurisdiction over Mr. Deuster because SMI is headquartered in this state and county and because Mr. Deuster s wrongful acts challenged in this Action were directed toward this state and county.

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11.         Defendant James S. Burns (“Mr. Burns”) has served as a director of the Company since 2006. In connection with consummation of the Transactions, Mr. Bums will be entitled to receive: (i) a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock, (ii) employment as a director of Symmetry Surgical, for which he will receive (a) annual cash payments totally $47,000.00 (an annual cash retainer of $30,000.00, an annual cash payment of $10,000.00 for serving as Chairman of the Governance and Nominating Committee, a an annual cash payment of $2,000.00 for serving as a member of Finance and Systems Committee, and an annual cash payment of $5,000.00 for serving as a member of the Audit Committee), and (b) an annual grant of restricted stock valued at $140,000.00; and (iii) a right to indemnification for all acts or omissions occurring prior to consummation of the Transactions. This Court has jurisdiction over Mr. Burns because SMI is headquartered in this state and county and because Mr. Burns’ wrongful acts challenged in this Action were directed toward this state and county.

12.         Defendant Francis T. Nusspickel (“Mr. Nusspickel”) has served as a director of the Company since 2004. In connection with consummation of the Transactions, Mr. Nusspickel will be entitled to receive (i) a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock, (ii) employment as a director of Symmetry Surgical, for which he will receive an annual cash payments totaling $54,000.00 (an annual cash retainer of $30,000.00, an annual cash payment of $20,000.00 for serving as Chairman of the Audit Committee, and an annual cash payment of $4,000.00 for serving as a member on both the Compensation and Organizational Committee and the Finance and Systems Committee) and an annual grant of restricted stock valued at $140,000.00, and (iii) a right to indemnification for all acts or omissions occurring prior to consummation of the Transactions. This Court has jurisdiction over Mr. Nusspickel because SMI is headquartered in this state and county and because Mr. Nusspickel’s wrongful acts challenged in this Action were directed toward this state and county.

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13.         Defendant John S. Krelle (“Mr. Krelle”) has served as a director of the Company since 2008. In connection with consummation of the Transactions, Mr. Krelle will be entitled to receive: (i) a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock; (ii) employment as a director of Symmetry Surgical, for which he will receive (a) annual cash payments totaling $39,000.00 (an annual cash retainer of $30,000.00, an annual cash payment of $5,000,00 for serving as chair of the Finance and Systems Committee, an annual cash payment of $4,000.00 for serving as a member on both the Compensation and Organizational Committee and the Governance and Nominating Committee) and (b) an annual grant of restricted stock valued at $140,000.00; and (iii) a right to indemnification for all acts or omissions occurring prior to consummation of the Transactions. This Court has jurisdiction over Mr. Krelle because SMI is headquartered in this state and county and because Mr. Krelle’s wrongful acts challenged in this Action were directed toward this state and county.

14.         Defendant Genstar is a San Francisco-based private equity firm that invests in leading middle-market companies. Tecomet Inc. is a portfolio company of Genstar, having been acquired by Genstar in December 2013. This Court has jurisdiction over Genstar because Genstar’s wrongful acts challenged in this Action were directed toward this state and county.

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15.         Defendant Tecomet Inc. is a privately-held Massachusetts corporation, headquartered at 115 Eames Street, Wilmington, Massachusetts 01887. Tecomet Inc. is a provider of net shape forging, photochemical etching, precision machining and metal joining of critical components and complex assemblies for the medical implant, aerospace/defense and specialty commercial/industrial markets. Tecomet Inc. is a portfolio company of Genstar Capital, and is a wholly owned subsidiary of TecoStar Holdings, Inc. This Court has jurisdiction over Tecomet Inc. because all of its wrongful acts challenged in this Action were directed toward this state and county.

16.         Defendant TecoStar Holdings, Inc. is a privately held Delaware corporation, with its principal offices located at c/o Genstar Capital LLC, Four Embarcadero Center, Suite 1900, San Francisco California 94111. TecoStar Holdings, Inc. is the indirect parent of Tecomet Inc. This Court has jurisdiction over TecoStar Holdings, Inc. because all of its wrongful acts challenged in this Action were directed toward this state and county.

17.         Defendant TecoSym Inc. is a Delaware corporation and wholly-owned subsidiary of Tecoment Inc. TecoSym Inc. was organized solely for the purpose of entering into and consummating the Sale Agreement with SMI. This Court has jurisdiction over TecoSym Inc. because all of its wrongful acts challenged in this Action were directed toward this state and county.

18.         The Defendants identified in paragraphs 8 through 13 collectively constitute the entirety of the Company’s Board. These six individuals are hereinafter referred to collectively as the “Individual Defendants.”

THE DEFENDANTS1 FIDUCIARY DUTIES

19.         Under applicable statutory and case law, the directors of a publicly held company such as SMI have fiduciary duties of care, loyalty, disclosure, good faith and fair dealing and are liable to shareholders for breaches thereof. They are required to: (i) use their ability to control and manage SMI in a fair, just and equitable manner; (ii) act in furtherance of the best interests of SMI and its shareholder’s; (iii) act to maximize shareholder value in connection with any change in ownership and control; (vi) govern SMI in such a manner as to heed the expressed views of its public shareholders; (v) refrain from abusing their positions of control; and (vi) not favor their own interests at the expense of SMI and its public shareholders. Where it appears that a director has obtained any personal profit from dealing with the corporation, and the transaction is drawn into question as between him and the stockholders of the corporation, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

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20.         As alleged in detail below, Defendants have breached, and/or aided other Defendants’ breaches of, their fiduciary’ duties to SMI’s public shareholders by acting to cause or facilitate the Transactions because they are not in the best interests of those shareholders, but are in the best interests of the Individual Defendants who will each receive significant personal profits as a result of the Sale Agreement, which they would not otherwise receive at this time.

21.         Because Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Sale Agreement, and/or are personally profiting from the same, the burden of proving the inherent or entire fairness of the Transactions, including all aspects of the negotiation, structure, and terms of the Transactions is borne by Defendants as a matter of law.

22.         Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on or about September 8, 2014, the Individual Defendants caused the Proxy Statement to be filed with the SEC and made available to Plaintiff and SMI’s other public shareholders via the SEC’s website in connection with seeking their votes on the Transactions, but concealed therein certain information which a reasonable shareholder would find material in determining whether to vote his or her shares in support of the Transactions. Among other things, the Proxy Statement fails to disclose material information regarding: (i) the conflicts of interest of the Individual Defendants; (ii) the conflicts of interest of SMI’s financial advisor, Stifel, Nicolaus & Company, Incorporated (“Stifel”), (iii) the purported sale process in which the Individual Defendants engaged; and (iv) details of the analyses underlying the opinion prepared by Stifel, that the price to be paid pursuant to the Sale Agreement is fair (the “Fairness Opinion”) ̵ all information which courts have repeatedly held ought to be disclosed to shareholders.

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REQUEST FOR CERTIFICATION AS A CLASS

23.         Plaintiff brings this action as a class action pursuant to Trial Rule 23 on behalf of itself and all other shareholders of the Company (except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated with Defendants), who are or will be threatened with injury arising from Defendants’ actions, as more fully described herein (the “Class”).

24.         The members of the Class are so numerous that separate joinder of each member would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of August 4, 2014, SMI had over 37.5 million shares of common stock outstanding.

25.         Plaintiff’s claims or defenses raise questions of law or fact common to the questions of law or fact raised by the claim or defense of each member of the Class. The predominant questions of law and fact include, among others, whether:

(a)          the Defendants have and are breaching their fiduciary duties to the detriment of SMI’s shareholders; and

(b)          the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

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26.         Plaintiff s claims or defenses are typical of the claims or defenses of each member of the Class in that all members of the Class will be damaged by Defendants’ actions.

27.         Plaintiff can fairly and adequately protect and represent the interests of each member of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

28.         The prosecution of separate claims or defenses by or against individual members of the Class would create a risk of either inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for the party opposing the class or adjudications concerning individual members of the Class which would, as a practical matter, be dispositive of the interests of other members of the Class who are not parties to the adjudications, or substantially impair or impede tire ability of other members of the class who are not parties to the adjudications to protect their interests.

29.         The parties opposing the class have acted or refused to act on grounds generally applicable to all the members of the class, thereby making final injunctive relief or declaratory relief concerning the Class as a whole appropriate.

30.         The questions of law or fact common to the claims or defenses of Plaintiff and the claims or defenses of each members of the Class predominate over any question of law or fact affecting only individual members of the class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

SUBSTANTIVE ALLEGATIONS

A.           SMI Is a Strong Company with the Potential for Greater Future Growth

31.         SMI is a strong company with the potential for future growth. Over the past two years, the Company has drastically reduced its debt, and has positioned itself well for strategic growth and improvement in the near future. In this regard, in a Company press release dated February 20, 2014 (the “February Press Release”), SMI’s President and CEO Mr. Sullivan stated the following:

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In 2013 we continued to execute on our strategic growth and margin improvement initiatives while also facing several challenges in our OEM Solutions and Symmetry Surgical segments. While this impacted our financial results in 2013, we believe we have laid a solid foundation for improvement in 2014. During the fourth quarter we returned to normal operations at our Sheffield, UK plant following the fire that destroyed its Acid Shop in September and expect to be at normal volume levels in the first quarter 2014. We also improved operational effectiveness at our Clamonta Lid. subsidiary. In our Symmetry Surgical segment, we continue to achieve stable sequential results and completed the final international distributor transitions.” Mr. Sullivan added, “With over $100 MM in debt reduction over the past two years, in late December, we amended our credit facility, which allowed us to eliminate our higher rate mezzanine debt. We expect this to be approximately $0.10 accretive to 2014 earnings per share, which along with anticipated revenue growth and margin expansion, is expected to drive significant growth in our adjusted earnings per share in 2014.

(emphasis added).

32.         However, much of SMI’s success and strength stems in large part from its OEM Solutions Business segment. This is in part due to the fact that historically, SMI’s business has been focused on only the OEM Solutions Business. According to the Company’s most recent annual report, SMI was established in 1976 as a supplier of instruments to orthopedic device manufacturers, and was incorporated in Delaware in 1996. Since then, “[SMI’s] OEM Solutions business [has become] a leading global source of innovative medical device solutions, including surgical instruments, orthopedic implants, and sterilization cases and trays.” Moreover, SMI’s “OEM Solutions segment has created a distinct competitive position in the orthopedic device market based upon [the Company’s] Total Solutions® approach. [SMI’s] Total Solutions® approach provides . . . customers with a broad range of products, as well as comprehensive design, engineering and project management services and state of the art production capabilities to help bring their implant systems to market quickly and efficiently. [SMI] pioneered . . . [the] business model, gaining many years of experience and significant expertise in fully leveraging this end to end capability.”

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33.           In comparison, SMI’s Symmetry Surgical Business segment is much less established, as it was only created in 2011 following the Company’s acquisition of: (i) certain assets of Olsen Medical, a division of PSC Industries, Inc., a privately-owned, and (ii) the surgical instruments product portfolio from Codman & Shurtleff, Inc., a Johnson & Johnson Company.

34.           SMI’s Symmetry Surgical Business is also smaller and much less profitable than the Company’s OEM Solutions Business, which generates approximately 75% of the Company’s revenue. In this regard, the chart below demonstrates the disparity in revenue generated by the two business segments since Symmetry Surgical was created in 2011.

	Fiscal Year 2011	Fiscal Year 2012	Fiscal Year 2013
OEM Solutions Revenue	$319,547	$303,265	$310,733
Symmetry Surgical Revenue	$34,499	$107,240	$89,259
SMI Total Revenue	$354,046	$410,505	$399,992

35.         Additionally, Symmetry Surgical is less stable than the OEM Solutions Business. For example, according to the February Press Release:

Revenue for the fourth quarter 2013 was $101.2 million, down 5% compared to $106.6 million in the same period last year. The current Quarter revenue was primarily driven by lower sales in the Company’s Symmetry Surgical segment, partially offset by an increase in the OEM Solutions segment. OEM Solutions segment revenue was $78.6 million in the fourth quarter 2013, a 0.7% increase from $78.1 million in the fourth quarter 2012. The increase was driven by higher revenue in the Case segment, partially offset by lower revenue in the Instruments segment and continued operational issues at the Company’s subsidiary, Clamonta Ltd., which services the Aerospace industry and is reported in the Other category above. The Company reported flat results in the Implant category despite the previously announced fire in the Acid Shop at its Sheffield, U.K. implant manufacturing facility, which occurred in September 2013 and impacted throughput in the fourth quarter. Fourth quarter 2013 OEM Solutions segment revenue included a benefit of $0.5 million, or 0.6%, due to the favorable impact of foreign currency exchange rates. On a sequential basis, fourth quarter 2013 OEM Solutions revenue was up 3.8% compared to the third quarter 2013, reflecting higher Instrument segment volume, stable results in the Implants and Cases categories, and some sequential operational improvement at Clamonta Ltd.

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Symmetry Surgical segment revenue was S22.6 million in the fourth quarter 2013, a 20.8% decrease from $28.5 million in the fourth quarter 2012, which included a one-time purchase of $2.9 million by an OEM Solutions customer who was served by Symmetry Surgical. Excluding the one-time purchase, Symmetry Surgical segment revenue decreased by 11.8% year-over-year. On a sequential basis, fourth quarter 2013 Symmetry Surgical segment revenue increased 1.4% compared to the third quarter 2013.

(emphasis added).

36.         The stability and potential for growth of SMI’s OEM Solutions Business is also demonstrated in the following excerpt from a Company press release dated May 1, 2014, in which SMI’s President and CEO Mr. Sullivan was quoted as follows:

We are pleased with our first quarter results, highlighted by our OEM Solutions business. Looking forward, we expect continued revenue growth and improved gross margin in this segment, driven by operational execution and our efficiency initiatives. We continue our efforts to stabilize the Symmetry Surgical segment, including the March launch of two innovative new products, the Bookwalter Femoral Elevator and the Symmetry Sharp Kerrison. We received positive feedback on these products at recent medical meetings and we expect them to strengthen our reputation as a surgical instrument innovator. Overall, we are reiterating our full year financial guidance.

(emphasis added).

B.          The Individual Defendants, Led By CEO and President Mr. Sullivan, Caused the Company to Agree to the Transactions in Pursuit of Their Own Self-Interest to the Detriment of SMI’s Public Shareholders

37.          Despite the strength and potential for growth of the Company’s OEM Solutions Business, on August 8, 2014, the Individual Defendants caused the Company to announce that it had agreed to the Transactions, whereby SMI shareholders will receive $7.50 in cash and ¼ of a share of the spun-off Symmetry Surgical in exchange for each share of SMI stock owned. Following consummation of the Transactions, SMI shareholders will be left holding shares of the unstable, less-profitable, spun-off Symmetry Surgical, while the OEM Business Segment will become a wholly owned subsidiary of Tecomet.

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38.           The process leading to the Transactions was masterminded and structured by Mr. Sullivan, who will reap millions of dollars in benefits from the Transactions, as described in paragraph 42 below, which monies he would not receive at this time absent the Transactions. The other members of the Company’s Board stood idly by as Mr. Sullivan implemented his plan, and blindly supported the same because they too are receiving extensive cash payments and benefits that they would not receive at this time absent the Transactions.

39.           The sale process was flawed because the Board allowed tine conflicted Mr. Sullivan to dominate and control the process, instead of creating an independent special committee to oversee negotiations. In this regard, Mr. Sullivan, along with other SMI management, was allowed to choose the small group of seven buyers contacted by the Company’s financial adviser, which group included Tecomet. After soliciting interest from Tecoment, Mr. Sullivan was allowed to meet with Genstar and Tecoment representatives on several occasions to discuss terms and negotiate the Transactions without any Board oversight.

40.           Each of the Individual Defendants was motivated to implement the Transactions because of the significant cash payments and other benefits that he is receiving in connection therewith, as described in detail at paragraph 42 below.

41.           In addition to the flawed sale process, the Individual Defendants breached their fiduciary duties to the Company’s shareholders by agreeing to the insufficient consideration of $7.50 per share for the Company’s OEM Solutions Business. In this regard, the $7.50 per share that each SMI shareholder will receive fails to account for OEM Solutions Business’s future growth and potential. Indeed, $7.50 per share falls in the low range of the per share equity value implied for the OEM business by Stifel’s Comparable Companies analysis, which estimated a price per share as high as $10.80 for the OEM business.

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C.           In Connection with Consummation of the Transactions, All of SMI’s Directors Will Receive Personal Benefits That They Would Not Otherwise Receive at This Time.

42.           The members of SMI’s Board have interests in the Transactions that are different from, or in addition to, the interests of the Company’s stockholders as set forth below.

a.             Payments and Benefits to Mr. Sullivan. In connection with consummation of the Transactions, Mr. Sullivan is entitled to receive the following cash payments:          (i) a lump sum severance payment of $2,000,000.00, (ii) a cash payment of $546,000.00 for his accelerated SMI stock options, and (iii) a cash payment of $1,080,707.00 for his accelerated SMI restricted shares. Further, it is expected that Mr. Sullivan will serve as CEO and a director of Symmetry Surgical following the consummation of the Transactions and, as such, will be granted equity and equity based awards in connection with or following the completion of the Transactions. According to the Proxy Statement, it is expected that Mr. Sullivan will receive a base salary of $500,000.00, and will be granted shares of restricted stock valued at $4,374,000.00 ̵ three times his current combined equity incentive and cash incentive target at SMI.

b.              All of SMI’s Non-Employee Directors Will Have Continued Employment with the Spin-Off Company. Additionally, all of the Company’s non-employee directors will be employed as directors of Symmetry Surgical following consummation of the Transactions, for which each will receive an annual grant of restricted stock valued at $140,000.00 and the following cash payments for service on the board and its various committees:

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Non-Employee Director	Annual Retainer Fee	Fees for Board Committee Membership	Total Cash Compensation
Reynolds	$30,000.00	$50,000.00 for serving as Chairman of the board	$80,000.00
Deuster	$30,000.00	• $10,000.00 for serving as Chairman of the Compensation and Organizational Committee • $5,000.00 for serving as a member of the Audit Committee • $2,000.00 for serving a member of the Governance and Nominating Committee	$47,000.00
Burns	$30,000.00	• $10,000.00 for serving as Chairman of the Governance and Nominating Committee • $2,000.00 for serving as a member of Finance and Systems Committee • $5,000.00 for serving as a member of the Audit Committee	$47,000.00
Nusspickel	$30,000.00	• $20,000.00 for serving as Chairman of the Audit Committee • $2,000.00 for serving as a member on the Compensation and Organizational Committee • $2,000.00 for serving as a member on the Finance and Systems Committee	$54,000.00
Krelle	$30,000.00	• $5,000.00 for serving as chair of the Finance and Systems Committee • $2,000.00 for serving as a member on the Compensation and Organizational Committee • $2,000.00 for serving as a member on the Governance and Nominating Committee)	$39,000.00

c.             Payments for unvested restricted stock units. In connection with consummation of the Transactions, each of the Company’s non-employee directors will be entitled to receive a cash payment of $129,831.00 for his accelerated shares of SMI restricted stock units.

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d.           Indemnification. Further, each of the members of the Company’s Board will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation.

43.          Notably, the Individual Defendants would not receive the payments and personal benefits described above now absent the Transactions. Therefore, each of the Individual Defendants has a conflict of interest in deciding whether the Transactions should occur at this time.

D.          The Materially Misleading and/or Incomplete Proxy Statement

44.         In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure in connection with the Sale Agreement. In this regard, on or about September 8, 2014, the Individual Defendants caused SMI to file the Proxy Statement with the SEC, and made the same available via the Internet to SMI’s shareholders in connection with soliciting shareholder votes on the Transactions. However, the Proxy Statement is deficient in that it misrepresents and/or omits material information as alleged below:

(i)           According to the Proxy Statement, it is expected that, among others, Thomas J. Sullivan will be an executive officer of Symmetry Surgical following the completion of the spin-off and sale transaction. Symmetry Surgical may enter into employment or other agreements with these executive officers and may offer them equity and equity based awards in connection with or following the completion of the spin-off and merger transaction. The Proxy Statement is deficient because it fails to disclose when it was determined that Thomas J. Sullivan will be an executive officer of Symmetry Surgical following the completion of the spin-off and merger transaction and any discussions among any of the Board members regarding this.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

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(ii)          According to the Proxy Statement, Stifel is acting as financial advisor to SMI in connection with the disposition of the OEM Solutions Business in the Transactions. SMI has agreed to pay Stifel a fee for its services as financial advisor, a portion of which became payable upon the delivery of the Opinion and a larger portion of which is contingent upon consummation of the Transactions. The Proxy Statement is deficient because it fails to disclose (a) the amount of Stifel’s fee, and (b) the amount of Stifel’s fee which is contingent upon consummation of the Transactions.

Information regarding the conflicts of interest of the Company’s financial advisors is material and must be disclosed.

(iii)        According to the Proxy Statement, in the ordinary course of business, Stifel and its clients may transact in the equity securities of each of SMI, Tecomet and Symmetry Surgical and may at any time hold a long or short position in such securities. The Proxy Statement is deficient because it fails to disclose the value of any positions that Stifel holds in Tecomet securities.

Information regarding the conflicts of interest of the Company’s financial advisors is material and must be disclosed.

(iv)        According to the Proxy Statement, on August 16, 2012, the Board engaged Stifel to act as its financial advisor in connection with a possible disposition of the OEM Solutions Business, and beginning in August 2012, SMI, with the assistance of Stifel, conducted a process to solicit strategic interest for a possible disposition of the OEM Solutions Business. Between September and December 2012, expressions of interest for the OEM Solutions Business were solicited from 31 potential buyers. Ultimately, three bids were received, but the management team and the Board concluded that the bids received undervalued the business. Consequently, the Board terminated the sale process without engaging further with any of the bidders. The Proxy Statement is deficient because it fails to disclose (a) how many of the 31 potential buyers were financial and how many were strategic and (b) the values of the three bids received.

This information is material to Symmetry’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Symmetry’s public shareholders and to put the interests of these shareholders before their own.

(v)         According to the Proxy Statement, between February and April 2014, the management team, with the assistance of Stifel, formally conducted management presentations and solicited confidential letters of interest from a select group of seven potential buyers. Of these, six potential buyers signed confidentiality agreements and received presentations from SMI’s management and four of such potential buyers, including Tecomet, ultimately submitted written expressions of interest. The Proxy Statement is deficient because it fails to disclose (a) the criteria used to select the seven potential buyers contacted, (b) how many from the select group of seven potential buyers were financial and how many were strategic and (c) how many from the select group of seven potential buyers were among the 31 potential buyers from which expressions of interest were solicited between September and December 2012.

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This information is material to Symmetry’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Symmetry’s public shareholders and to put the interests of these shareholders before their own.

(vi)        According to the Proxy Statement, on July 23, 2014, at its regularly scheduled meeting, the Board reviewed the structure of the transaction and status of the negotiations with the management team, Stifel, and Ropes & Gray and members of the Board asked questions about the potential value drivers that could be used to increase the purchase price paid by Tecomet and total consideration received by SMI’s stockholders. The Proxy Statement is deficient because it fails to disclose the substance of the Board’s discussion about the potential value drivers that could be used to increase the purchase price paid by Tecomet and total consideration received by SMI’s stockholders.

This information is material to Symmetry’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of Symmetry’s public shareholders and to put the interests of these shareholders before their own.

(vii)       According to the Proxy Statement, for its Discounted Cash Flow Analysis, Stifel used the OEM Solutions Projections for the second half of calendar year 2014 and calendar years 2015 through 2018, as provided by Company management, to perform a discounted cash flow analysis. Stifel performed an analysis of the present value of both the unlevered free cash flows that the OEM Solutions Business could generate from July 1, 2014 through December 31, 2018 and the terminal enterprise value of SMI as of December 31, 2018. Stifel discounted the cash flows projected for the OEM Solutions Business from July 1, 2014 through December 31, 2018 and the implied enterprise value of the OEM Solutions Business as of December 31, 2018, based on the OEM Solutions Projections, to present value using discount rates ranging from 9% to 11%. The enterprise value of the OEM Solutions Business as of December 31, 2018 was calculated by multiplying a range of selected EBITDA multiples based on the EBITDA multiples of the selected precedent transactions listed below by the projected 2018 EBITDA of the OEM Solutions Business as contained in the OEM Solutions Projections. This analysis resulted in implied enterprise values for the OEM Solutions Business ranging from $346.7 million to $449.6 million and implied per share equity values ranging from $4.79 to $7.49. The Proxy Statement is deficient because it fails to disclose (a) the methodology used to calculate the projected unlevered free cash flows, including the treatment of stock based compensation as a cash or non-cash expense and (b) the methodology used to derive the discount rates ranging from 9% to 11%.

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The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Symmetry in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board ̶ that shareholders vote for the Transactions ̶ relies.

(viii)      According to the Proxy Statement, for its Selected Precedent Transactions Analysis, Stifel reviewed, among other things, the enterprise values of the target companies in the selected transactions, calculated as equity value at the time of the applicable transaction, plus the book value of debt and minority interests, less cash and equivalents, as a multiple of the target companies’ revenue over the last twelve months (“LTM”) prior to the applicable transaction. However, eight of the target companies in the selected transactions were not publicly traded, and so such information was not publicly available. Based upon the implied revenue multiples in the selected transactions, Stifel selected LTM revenue multiples for the OEM Solutions Business ranging from l.00x ̵ 1.50x. Stifel also reviewed the implied EBITDA multiples of the selected transactions calculated using the enterprise value of the target companies at the time of the applicable combination, calculated as equity value at the time of the applicable transaction, plus the book value of debt and minority interests, less cash and equivalents, as a multiple of the target companies’ LTM EBITDA. Based upon the implied EBITDA multiples in the selected transactions, Stifel selected EBITDA multiples ranging from 7.00x ̶ 9.00x. The Proxy Statement is deficient because it fails to disclose (a) the implied revenue multiples for each of the selected transactions, (b) the implied EBITDA multiples for each of the selected transactions

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Symmetry in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board ̶ that shareholders vote for the Transactions ̶ relies.

(ix)        According to the Proxy Statement, for its Selected Companies Analysis, Stifel reviewed, among other things, the enterprise values of the selected companies, calculated as equity value based on closing stock prices on August 2, 2014, plus the book value of debt and minority interests, less cash and equivalents, as multiples of the selected companies’ LTM net revenue and estimated revenue, as provided by FactSet, for calendar years 2014 and 2015. Stifel also reviewed, among other things, the enterprise values of the selected companies, calculated in the same manner as set forth above and based on closing stock prices on August 2, 2014, as multiples of the selected companies’ LTM EBITDA and estimated EBITDA, as provided by FactSet, for calendar years 2014 and 2015. The Proxy Statement is deficient because it fails to disclose (a) the multiples of each of the selected companies’ LTM net revenue and estimated revenue, as provided by FactSet, for calendar years 2014 and 2015 and (b) the multiples of each of the selected companies’ LTM EBITDA and estimated EBITDA, as provided by FactSet, for calendar years 2014 and 2015.

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The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of Symmetry’ in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board ̶ that shareholders vote for the Transactions ̶ relies.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF THE FIDUCIARY DUTIES OF GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

45.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

46.           By reason of the foregoing, the Individual Defendants have breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and Class members and/or aided and abetted in the breach of those fiduciary duties,

47.          As a result of these breaches of fiduciary duties. Plaintiff and the Class have been and will be damaged.

SECOND CAUSE OF ACTION
CLAIM FOR FAILURE TO DISCLOSE

(Against SMI and the Individual Defendants)

48.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

49.           Under applicable law, the Individual Defendants and SMI have a fiduciary duty to disclose all material facts in the Proxy Statement in order to allow SMI’s shareholders to make an informed decision as to whether to vote in favor of the Transactions. As alleged in detail above, the Individual Defendants have breached their fiduciary duties through making materially inadequate disclosures and material omissions in those disclosures,

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50.           As a result of these failures to disclose, Plaintiff and the Class have been and will be damaged.

THIRD CAUSE OF ACTION

CLAIM FOR AIDING AND ABETTING BREACHES OF FIDUCIARY DUTY

(Against Genstar and Tecomet)

51.           Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

52.           The Individual Defendants owed Plaintiff and SMI’s oilier public shareholders duties of care, loyalty, good faith, fair dealing and disclosure. As earlier alleged, the Individual Defendants breached these fiduciary duties. Tecomet and Genstar have aided and abetted, and are aiding and abetting, the Individual Defendants in the breaches of their fiduciary duties to the Plaintiff and the Company’s other public shareholders, by, among other things, (a) negotiating an acquisition of the Company’s OEM Solutions Business with Mr. Sullivan with knowledge of his conflicts of interest, (b) requiring SMI to agree to a No-Solicitation provision, (c) requiring SMI to pay a termination fee of $13.5 million under certain circumstances, and (d) agreeing to indemnify the Individual Defendants for liability arising as a result of their wrongful conduct as alleged herein. Further, the proposed sale of the Company’s television business to Tecomet could not take place without the knowing participation of Genstar and Tecomet, and they are necessary parties to any injunctive relief.

53.           As a result, Plaintiff and the Class have been and will be irreparably damaged.

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PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.           determining that this action is a proper class action and that Plaintiff is a proper class representative;

B.            declaring that Defendants have breached their fiduciary duties to Plaintiff and SMI’s other shareholders and/or aided and/or abetted such breaches;

C.            enjoining the consummation of the Transactions; or rescinding the Spin-Off and Sale Agreement, if completed;

D.            requiring the Individual Defendants to cause SMI to make corrective and complete disclosures;

E.            awarding Plaintiff and the Class compensatory and/or rescissory damages as allowed by law;

F.             awarding interest, attorney’s fees, expert fees and other costs, in an amount to be determined; and

G.            granting such other relief as the Court may find just and proper.

Dated: September 23, 2014	John D. Barrett Attorney at Law

	By:	/s/ John D. Barrett
John D. Barrett No. 24555-30
301 N. Lake Street
Warsaw, Indiana 46580
Telephone: (574) 267-2958
Fax: (574) 267-6027
Email: jbarrett@laywer.com

Counsel for Plaintiff

Of Counsel

THE BRUALDI LAW FIRM, P.C.

Richard B. Brualdi (to be admitted pro hac vice)

29 Broadway, Suite 2400
New York, New York 10006
Telephone: (212) 952-0602
Facsimile: (212)952-0608
Email: rbrualdi@brualdilawfirm.com

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